SECURI7 ... SSION

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ANNUAL AUDITED ... T
FORM X-17A-5

SEC FILE NUMBER
~~8-21022~~

8-1672

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Capital Markets Corporation

RECD S.E.C.
JAN 2 1 2005
613

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bruce Runciman (212) 858-7180
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 08 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation.)
(SEC I.D. No. 8-21022)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Corporation:

We have audited the accompanying statement of financial condition of RBC Capital Markets Corporation (the "Company") as of October 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of RBC Capital Markets Corporation at October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 18, 2005

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004
(in thousands, except share and per share information)

ASSETS		
Cash	$	611
Securities segregated under Federal and other regulations		20,000
Securities purchased under agreements to resell		2,422,725
Securities borrowed		3,756,693
Securities owned, at market value (includes securities pledged of $1,273,935)		1,590,179
Receivable from brokers, dealers and clearing organizations		3,242,448
Receivable from affiliates		10,994
Receivable from customers		12,335
Equipment, furniture and leasehold improvements, at cost - net of accumulated depreciation and amortization of $12,411		14,366
Goodwill		347,272
Other assets		83,984
Total Assets	$	11,501,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Bank overdrafts	$	3,612
Securities sold under agreements to repurchase		2,559,479
Securities loaned		4,838,020
Securities sold, but not yet purchased, at market value		614,021
Payable to brokers and dealers		190,243
Payable to affiliates		2,276,804
Payable to customers		21,139
Accounts payable and accrued liabilities		295,145
		10,798,463
Liabilities Subordinated to Claims of General Creditors		400,000
Stockholders' Equity:		
Non-voting, non-convertible preferred stock, par value $0.10 per share, 1,000 shares authorized, 1 share outstanding		10
Common stock, no par value, 6,667 shares authorized, issued, and outstanding		-
Additional paid-in capital		271,036
Retained earnings		32,098
Total stockholders' equity		303,144
Total Liabilities and Stockholders' Equity	$	11,501,607

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Corporation, formerly RBC Dominion Securities Corporation (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of Royal Bank of Canada (the "Ultimate Parent"). The Company is also the clearing broker for an affiliated broker dealer, RBC Capital Markets Arbitrage S.A. ("RBC CMA").

The Company is a registered broker and dealer and a Futures Commission Merchant. The Company is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers brokerage and investment banking services to individual, institutional, corporate and government clients. In conjunction with those services to its clients, the Company conducts principal trading primarily in fixed income securities.

On February 6, 2004, the Company acquired the Capital Markets business (the "CM Business") of its affiliates RBC Dain Rauscher Corporation ("DRC") and RBC Dain Rauscher, Inc. ("DRI"). The acquisition was accounted for in a manner similar to the pooling of interest method of accounting and, accordingly, the consideration given was allocated to assets acquired and liabilities assumed based on their historical cost on the date of the acquisition. The Company paid $253,258 in cash for the assets and liabilities of the CM Business. The difference between the cash paid and the net assets acquired resulted in an increase to additional paid in capital of $79,272.

The net assets acquired were as follows:

	Historic Cost
Goodwill	$ 347,272
Other assets	9,500
Accounts receivable	17,500
Accounts payable and accrued expenses	(41,742)
Net Assets	332,530

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Securities owned and Securities sold, but not yet purchased, are valued at market. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Resale and Repurchase Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes - The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company is included in the consolidated Federal income tax return of the Parent. The provision for income taxes is computed on a separate company basis.

Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and the carrying amounts of goodwill) and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Memberships in Exchanges - Memberships in exchanges are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Goodwill – Goodwill relates to the CM Business acquired from DRC and DRI. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, intangible assets acquired in a business combination, which do not possess finite useful lives, are tested for impairment at least annually. An indicator of impairment of goodwill results if the net book value of the reporting unit exceeds its estimated fair value. The Company performed its annual assessment and no impairment loss was recorded as a result of this assessment.

Accounting Pronouncements - During the year, FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," ("FIN No. 46R") became effective. The

Company has determined that it is not required to consolidate or disclose information about a variable interest entity.

3. SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

U.S. Government securities with a market value of $19,816 collateralizing a reverse repurchase agreement have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates.

The Company manages the business affairs of certain of its affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under Technical Service agreements.

At October 31, 2004, the Company maintained a $250,000 unsecured line of credit with an affiliate. The Company also maintained an uncommitted revolving facility of $400,000 with an affiliate. There were no outstanding balances relating to the unsecured line of credit and the uncommitted revolving facility at October 31, 2004.

In addition to the affiliate receivables and payables disclosed on the Statement of Financial Condition or in other notes, the Company had the following outstanding receivables and payables with affiliates:

	Receivable	Payable
Securities purchased under agreements to resell	$ 357,367	$ -
Securities sold under agreements to repurchase	-	1,173,306
Securities borrowed	540,302	-
Securities loaned	-	299,199
Receivables / payables to brokers, dealers and clearing organizations:		
Fails to deliver	9,173	-
Fails to receive	-	8,392

The Parent guarantees the due and punctual performance of all obligations to the Chicago Mercantile Exchange arising out of accounts cleared by the Company.

5. RECEIVABLE FROM/PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at October 31, 2004, consisted of the following:

	Receivable	Payable
Receivable from RBC CMA	$ 3,186,119	$ -
Trade date/settlement date accrual	-	84,708
Deposits with/payable to clearing organizations	20,961	83,664
Fails-to-deliver/receive	33,035	21,866
Other	2,333	-
	$ 3,242,448	$ 190,238

6. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and Securities sold, but not yet purchased, at October 31, 2004 consisted principally of trading securities at market value as follows:

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government agency obligations	$ 91,986	$ 177,169
Municipal Canadian government obligations	245,045	127,643
Corporate obligations	302,712	308,927
Equities and warrants	14,377	282
Money market funds	936,059	-
	$ 1,590,179	$ 614,021

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by secured parties are parenthetically disclosed in Securities owned on the Statement of Financial Condition. In addition, $315,721 of securities owned that have been pledged, cannot be repledged by counterparties.

On the Statement of Financial Condition, the Company recognized the fair value of an asset for securities received as collateral in certain securities lending transactions and a corresponding liability. The market value of these securities of $4,749 at October 31, 2004 and has been included in other assets and accounts payable and accrued liabilities on the Statement of Financial Condition.

At October 31, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $9,400,000, and the fair value of the portion that has been sold or repledged was approximately $8,600,000.

7. INCOME TAXES

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. In accordance with the inter-company tax sharing agreement, the Company calculates its taxes on a separate company basis and the total amount of taxes payable or receivable (current and deferred) are recorded on a net basis.

At October 31, 2004, the Company had net deferred tax assets of $33,030. The tax effects of temporary differences that gave rise to deferred tax assets and liabilities relate primarily to compensation expense and goodwill. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains operating leases primarily for office space, the largest of which expires in 2012. At October 31, 2004, the future minimum rental payments were as follows:

Year		
2005	$	5,773
2006		5,773
2007		5,517
2008		5,578
2009		5,169
2010 and thereafter		9,162
Total	$	36,972

The Company has entered into an arrangement with an Agency of the New York City and State governments, whereby it is eligible to receive $3 million in return for certain commitments the Company has made regarding the location of its operations through December 2012. If the Company does not meet these commitments, the grant money may be required to be repaid to the Agency with penalties.

The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded for these arrangements at October 31, 2004.

The Company is a third-party defendant to a lawsuit in relation to its agency transaction business, which claims substantial damages. The Company is also a defendant in other lawsuits incidental to its securities and commodities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

In connection with the acquisition of the CM Business, the Company is involved in a consolidated class action suit related to initial public offerings where the Company participated as an underwriter. A

sample of "focus" cases has been selected from the total claims brought within the consolidated class action. The focus cases are proceeding through discovery and litigation. The expected outcome of the focus cases has not been determined by the parties involved and damages have not been determined. Management does not believe the impact of the class action will have a material adverse effect on the Company's financial condition and results of operations, although the amounts involved could be substantial.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a $50,000 Revolving Subordinated Loan Agreement, renewable annually, with an affiliate, RBC US, LLC on June 1, 2003.

On February 6, 2004, the Company entered into a one year subordinated loan agreement in the amount of $250,000, renewable annually, with its Parent. On February 6, 2004, the Company also entered into a three year $100,000 subordinated loan agreement with its Parent.

All liabilities subordinated to claims of general creditors are covered by agreements approved by the NYSE and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. STOCKHOLDERS' EQUITY

The Company has authorized 4,000 shares of 4% noncumulative, redeemable preferred stock. No preferred shares have been issued as of October 31, 2004.

The Company has authorized and issued 1 share of non-voting, non-convertible, preferred stock (par value $10,000), that was purchased by RBC CMA on December 8, 2003.

Pursuant to the Tax Agreement signed in connection with the acquisition of the CM Business from DRC and DRI, the Company assumed a tax liability for the period ending October 31, 2004 of $4,574 relating to the change in the tax basis of the goodwill acquired. In addition, the Company reimbursed DRI for state income taxes paid in connection with the acquisition of $3,456. The effect of assuming the tax liabilities was a decrease in additional paid-in-capital.

11. BENEFIT PLANS

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates ("RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Substantially all employees of the Company are eligible to participate in its Retirement and Savings Plan ("401(k) Plan") which is a defined contribution plan. Participants may elect to contribute up to 25% of their base their pay on a pre-tax basis, and up to 5% on an after tax basis, subject to IRS limitations. Eligible employees may receive matching contributions up to 100% of each participant's contributions up to the first 6% of pay contributed on a pretax basis upon completion of one year of employment. These contributions and related earnings vest ratably over a five-year period.

In connection with the acquisition of the CM Business, (Note 1), the Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan 2001. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Unit Fund that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Unit Fund. These deferrals and matching contributions vest over a period of zero to five years starting after the plan year. At October 31, 2004 the Company has a liability for this plan of $9,029.

The Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan 2004. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices. At October 31, 2004 the Company had no liability for this plan.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 4% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if Net Capital is less than 5% of Aggregate debits. At October 31, 2004 the Company had net capital of $203,275, which was $167,149 in excess of the required minimum net capital.

To allow RBC CMA, to classify its assets held by the Company as allowable assets in their computation of net capital under the SEA, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to bank loans, repurchase agreements, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term

maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2004.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 18, 2005

RBC Capital Markets Corporation
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Corporation (the "Company") for the year ended October 31, 2004 (on which we issued our report dated January 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP